Exhibit 1


                                                  For more information:

                                                                  Aaron D. Trub
                                                                 (757) 365-3000


           SMITHFIELD FOODS, INC. ANNOUNCES TWO-FOR-ONE STOCK SPLIT; STOCKHOLDERS APPROVE INCREASE IN SHARES AND REINCORPORATION TO VIRGINIA

         NORFOLK, Virginia, August 28, 1997 -- Smithfield Foods, Inc. (NASDAQ:SFDS) today announced that the Board of Directors of the Company declared a two-for-one stock split of the Company's common stock. The stock split will be effected in the form of a stock dividend, using shares authorized by stockholder action at the Company's 1997 Annual Meeting of Stockholders held today. The stock split entitles each stockholder to receive one additional share for each outstanding share of common stock held of record as of the close of business on September 12, 1997. The shares will be distributed on or about September 26, 1997.

         "This stock split demonstrates our confidence in the continued growth and bright future of our Company and reflects our goal of continuing to enhance stockholder value," said Joseph W. Luter, III, Chairman and Chief Executive Officer. "This action makes our market price more accessible to a larger number of individual investors, which should expand the market for our stock and enhance liquidity."

         At the Annual Meeting, stockholders approved a proposed amendment to the Company's Certificate of Incorporation increasing the number of shares of common stock which the Company is authorized to issue from 25 million to 100 million. "The increase in the number of shares of authorized common stock will benefit the Company and its stockholders by giving the Company needed flexibility in its corporate planning and in responding to developments in the Company's business, including possible financing and acquisition transactions, stock splits or dividends, issuances of shares in connection with employee benefit programs and for general corporate purposes," Mr. Luter said.

         Stockholders also approved a proposed agreement and plan of reincorporation and merger pursuant to which the Company's state of incorporation will change from Delaware to Virginia. The reincorporation will be accomplished by merging the Company into a newly formed Virginia corporation and converting each share of the Company's common stock into one share of the common stock of the Virginia corporation. As a successor to the Company, the Virginia corporation will continue to conduct business as the Company presently conducts it, with the same directors, officers and personnel. Following the reincorporation, the Company's subsidiaries will continue to operate under their present names and will conduct business in the same manner as at present, with the same officers, directors and personnel.


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         The reincorporation will take effect upon the filing of documents with the Delaware Secretary of State and the Virginia State Corporation Commission. After the effective time, certificates that represent shares of the common stock of the Delaware corporation will automatically represent the same number of shares of the Virginia corporation. The CUSIP number assigned to the shares will not change and the shares will continue to be traded in the national over-the-counter market and authorized for quotation on The Nasdaq National Market under the symbol "SFDS." Like its predecessor, the Virginia corporation has adopted a shareholder rights plan.

         The principal reason for the reincorporation is to avoid the Delaware corporate franchise tax. "The change of the Company's state of incorporation from Delaware to Virginia will result in a tax savings to the Company of approximately $150,000 per year," stated Mr. Luter.

         In other action at the Annual Meeting, stockholders re-elected each of the board's 14 current directors to serve another one-year term, approved an incentive bonus plan applicable to the Company's chief operating officer, and ratified the selection of Arthur Andersen LLP as independent public accountants of the Company for the current fiscal year.

         Smithfield Foods, Inc. is a leading hog producer, pork processor and fresh pork and processed meats marketer. The Company's brands include Smithfield Lean Generation Pork, Smithfield Premium, Gwaltney, Patrick Cudahy, John Morrell, Lykes, Esskay, Kretschmar, Valleydale, Jamestown, Dinner Bell, Realean, Patrick's Pride, Great, Tobin's First Prize, Peyton's and others.


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